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        TELEMIG CELULAR S.A.                        AMAZONIA CELULAR S.A.
 CNPJ/MF no. 02.320.739/0001-06                 CNPJ/MF no. 02.340.278/0001-33
          Listed Company                                Listed Company

        TELEMIG CELULAR                             TELE NORTE CELULAR
       PARTICIPACOES S.A.                           PARTICIPACOES S.A.
 CNPJ/MF no. 02.558.118/0001-65                 CNPJ/MF no. 02.558.154/0001-29
         Listed Company                                 Listed Company



                         UPDATE OF STOCK OPTION PROGRAM


Brasilia, March 25, 2004 - The management of Telemig Celular Participacoes S.A. (BOVESPA: TMCP3 (ON)/TMCP4 (PN); NYSE: TMB) and Tele Norte Celular Participacoes S.A. (BOVESPA: TNCP3 (ON)/TNCP4 (PN); NYSE: TCN), the holding companies of the cellular telephony operators in the States of Minas Gerais - Telemig Celular S.A. - and in the North of Brazil - Amazonia Celular S.A. - informs that their respective Boards of Directors, in meetings held on December 29, 2003, approved the update of the stock option program, with the objective of granting stock options not realized in 2001, 2002 and 2003.

The general plan, approved by the Shareholders' Meetings in 2000, is aimed at aligning the interests of shareholders and executives, rewarding executives for the fulfillment of corporate goals, since the earnings of the executives are directly proportionate to the growth of the company's value in the market. The plan also seeks to conform to the best human resources policies in the market, in order to attract and retain talented professionals.

The program approved by the Boards of Directors has a vesting schedule of 40% in the first year, 30% in the second and third years, with a maximum exercise period of two years, only with preferred shares of Telemig Celular Participacoes S.A. and Tele Norte Celular Participacoes S.A.

Seventeen executives of the operators (Amazonia Celular S.A. and Telemig Celular S.A.) and the holding companies (Telemig Celular Participacoes S.A. and Tele Norte Celular Participacoes S.A.) were eligible. Preliminary calculations indicate a dilution of 0.17% for Telemig Celular Participacoes S.A. and 0.32% for Tele Norte Celular Participacoes S.A. over a five-year period.